July 10, 2006
Adam J. Agron
Attorney at Law
T 303.223.1134
F 303.223.0934
aagron@bhf-law.com
Ms. Pamela A. Long
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Global Employment Holdings, Inc. (the “Company")
Pre-Effective Amendment 1 to Registration Statement on Form S-1
Filed June 20, 2006
File No. 333-133666
Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2006
Filed May 22, 2006
File No. 0-51737
Dear Ms. Long:
     In response to your letter dated July 3, 2006 and on behalf of the Company, we filed Amendment No. 2 to the Company’s Registration Statement on Form S-1. Set forth below are our responses to the comments contained in your letter.
S-1/A1
General
1.	If applicable, comments on the S-1/A1 are comments on reports filed under the Exchange Act by Global Employment Services [sic] Holdings, Inc. or Global and vice versa.
Acknowledged.
2.	We note the response to prior comment 53. Allow us sufficient time to review the exhibits before requesting acceleration of the registration statement’s effectiveness.
     Acknowledged. We intend to file the 8-K/A next week after receiving your response to our filing in response to this comment letter. However, please note that we do not intend to refile Exhibits 10.17 and 10.19 as they appear to be complete as filed. In addition, we do not intend to refile Exhibits 10.22, 10.23 and 10.24 as the agreements contained therein are filed as forms, each of which was executed as nine separate agreements by nine different borrowers. All of the executed

Pamela A. Long
July 10, 2006

agreements were identical except for the exhibits and schedules, which were unique to each borrower, listing pledged stock, debt and intellectual property rights. We do not consider the information contained in the exhibits and schedules to be material.
Prospectus Cover Page
3.	We note the response to prior comment 4. Please revise or delete the second paragraph so that it is consistent with the disclosure in the fourth paragraph.
We have deleted the second paragraph on the prospectus cover page.
Risk Factors, page 3
If we fail to comply in a timely manner with the requirements of Section 404, page 13
4.	This discussion appears incomplete in that there is no mention of the internal control deficiency letter (page 49) or the ineffective disclosure controls referenced in Item 4 of the 4/2/06 Form l0-Q. Please revise.
We have added a new fifth paragraph to this risk factor to address the items you referenced.
Management’s Discussion and Analysis of Financial Condition, page 16 Prior comment 18
5.	Please also explain the variance at 4/2/06. It appears that receivables increased at a greater rate than sales relative to the prior quarter ended 1/1/06. This analysis of receivables should also be provided in your future Exchange Act filings where receivables are material to liquidity and/or assets.
We have explained the variance at 4/2/06 in the section entitled “Liquidity and capital resources — fiscal quarter ended April 2, 2006” in Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Other Expenses, page 20
6.	It does not appear appropriate to classify the $968,000 retention bonus as a non-operating expense given that it is apparently employee compensation. Please revise the financial statements to reclassify this item.
As requested, we have reclassified the retention bonus as a selling, general and administrative expense.

Pamela A. Long
July 10, 2006

Industry Overview, page 27
7.	We have these comments on the material that you provided us in response to prior comment 3:
•	The American Staffing Association or ASA data that you provided us is for 2005. The ASA data included in the filing appears to be for 2004.

•	The Bureau of Labor Statistics or BLS data that you provided us is through 2014. The BLS data included in the filing is through 2012.
Please revise.
We are unable to find the data you are referring to in Amendment No. 1 to the Company’s Form S-1, dated June 19, 2006. The pertinent ASA data appearing on page 26 of Amendment No. 1 appears to match the data sources we provided with our response letter, dated June 19, 2006, to the amendment. However, we note that your comments provided above appear to correspond to the un-updated ASA data in the Company’s original Form S-1, dated April 28, 2006.
Selling Stockholders, page 43
8.	We note the response to prior comment 36 that some selling stockholders are broker-dealers. Unless a broker-dealer acquired the securities as compensation for underwriting activities, Global must identify the broker-dealer as an underwriter in the prospectus. Language such as “may be deemed to be” an underwriter is unacceptable if the selling stockholder is a broker-dealer.
We have revised our disclosure accordingly.
9.	Specify in the prospectus which stockholders are:
•	Broker-dealers.

•	Affiliates of broker-dealers.
We have revised our disclosure accordingly.
Financial Statements
Prior Comments 43 and 44
10.	Please clarify for us how the company determined that the preferred stock had not been a “conditionally redeemable financial instrument” for purposes of SFAS 150 implementation. Such information is needed for us to fully understand the company’s accounting.

Pamela A. Long
July 10, 2006

Pursuant to Section 4(a) of the Company’s Articles of Incorporation, the Series C and D preferred stock had a mandatory redemption provision with a defined amount payable on July 31, 2002, which was subsequently amended by the Company’s Master Investment Agreement on November 15, 2001, setting forth the redemption amounts based on a sale of the Company, and again at the request of the Company’s primary lender on March 7, 2002, placing the lender in a primary position before any distributions, redemptions or dividends could be paid. Shareholders of the preferred stock did have control of a majority of the votes of the Company’s Board of Directors through direct or indirect representation.
Paragraph 9 of SFAS 150 states: “A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.” (Emphasis added.) Footnote 5 to paragraph 9 further states that “a similar provision that may delay or accelerate the timing of a mandatory redemption does not effect the classification of a mandatorily redeemable financial instrument as a liability.” (Emphasis added.)
In addition to the literature provided in SFAS 150, topic D-98 provides examples in which permanent equity classification is not appropriate. Item no. 7 states: “Assume that a preferred security has a redemption provision that states it may be called by the issuer upon an affirmative vote by the majority of its board of directors. While some might view the decision to call the security as an event that is within the control of the company, the SEC staff believes that if the preferred security holders control a majority of the votes of the board of directors through direct representation on the board of directors or through other rights, the preferred security is redeemable at the option of the holder and its classification outside of permanent equity is required. In other words, any provision that requires approval by the board of directors cannot be assumed to be within the control of the issuer. All of the relevant facts and circumstances must be considered.” (Emphasis added.)
Therefore, pursuant to the Company’s Articles of Incorporation, and the guidance of SFAS 150 and topic D-98, the Company appropriately included the estimated fair value of the Series C and D preferred stock outside of permanent equity at January 1, 2005 because the Series C and D preferred stock were mandatorily redeemable upon their original issuance with a definitive redemption date and redemption amount and the redemption feature was outside of the control of the Company because the preferred shareholders controlled a majority of the votes of the Company’s Board of Directors through direct or indirect representation. The preferred stock was redeemed in connection with the recapitalization of the Company on March 31, 2006, which was a conditional event after the fact. In that situation, while the redemption occurred as a result of a conditional event rather than mandatorily, the accounting literature states that the accounting treatment shall not be reclassified to permanent equity once it has been presented outside of permanent equity based on the terms of the mandatorily redeemable provisions.

Pamela A. Long
July 10, 2006

Accordingly, the Company recorded the preferred stock outside of permanent equity at January 2, 2005. The estimated fair value of the preferred stock presented outside of permanent equity at January 2, 2005 was based on the estimated purchase price plus unpaid dividends.
The historical facts of the preferred stock have not been explicitly disclosed in the financial statements of the Company as of January 1, 2006 because they appear to be irrelevant to a reader of the current financial statements in light of the fact that several years have elapsed since the original issuance of the preferred stock and the original terms of the preferred stock were amended on several occasions, including amendments made to the redemption dates. Furthermore, the current security holders of the Company were explicitly made aware of the Master Investment Agreement before purchasing the Company’s securities.
Note N, page F-18
11.	Please explain herein, or provide a cross-reference, so that readers can understand the $1,960,000 related party debt extinguishment referenced on p. F-4. Clarify whether a gain or loss was recorded.
We have added an appropriate footnote to the line item in Note P regarding the related party extinguishment of debt.
Exhibit 10.28
12.	We note that you filed the lease as an exhibit in response to prior comment 28. As noted previously, absent an order granting confidential treatment, Item 601 (b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did not file all of the attachments to the exhibit, please refile the exhibit in its entirety.
The lease has been refiled with all of its attachments.
Exhibit 16.2
Prior Comment 51
13.	Please clarify for us why a new letter from Grant Thornton was not filed to address the revised disclosures.
As requested, we have filed a new letter from Grant Thornton.
Exhibit 23.3
14.	We have these comments on the consent that you filed as an exhibit in response to prior comment 4:

Pamela A. Long
July 10, 2006

•	Unless you file the report of Preferred Insurance Capital Consultants, LLC or PICC as an exhibit to the registration statement, revise the first paragraph to remove the reference to the use of its report.

•	Since you did not include a reference to PICC under “Experts” and are not required to do so, delete the second paragraph.

•	Since conditions are inconsistent with the requirements of Rule 436 of Regulation C under the Securities Act, revise the third paragraph so that the consent is unconditional.
We have attached a revised consent containing the requested modifications.
10-Q
Management’s Discussion and Analysis of Financial Condition and Results of Operations
15.	It appears that Global may be a penny stock issuer. If so, Global is ineligible to rely on the safe harbor provision under section 21E of the Exchange Act or section 27A of the Securities Act. See section 21E(b)(1)(C) of the Exchange Act and section 27A(b)(1)(C) of the Securities Act. If Global is ineligible to rely on the safe harbor provision, remove in future filings the reference to section 21E of the Exchange Act and section 27A of the Securities Act. Alternatively, make clear that Global is ineligible to rely on the safe harbor provision.
We will comply with this comment in future filings.
     If you have any further questions or comments, please do not hesitate to contact me. Thank you.
Sincerely,
/s/ Adam J. Agron
Adam J. Agron